UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bay Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

07203T106
(CUSIP Number)

August 11, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. East Rock Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) OO, IA (limited liability company)

1	Names of Reporting Persons. East Rock Capital GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. EREF-MP Alpha, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. D Partners Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Graham Duncan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Adam Shapiro
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (11) 0%
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer
Bay Bancorp, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2329 West Joppa Road, Suite 325, Lutherville, Maryland 21093

Item 2.

(a)	Name of Person Filing
East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro
(b)	Address of Principal Business Office or, if none, Residence
10 East 53rd Street, 31st Floor, New York, New York 10022
(c)	Citizenship
East Rock Capital, LLC - Delaware East Rock Capital GP, LLC - Delaware EREF-MP Alpha, LLC - Delaware D Partners Management, LLC - Delaware Graham Duncan - United States Adam Shapiro - United States
(d)	Title of Class of Securities
Common Stock, par value $1.00 per share
(e)	CUSIP Number
07203T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This Schedule 13G is being filed on behalf of (i) East Rock Capital, LLC (the “Manager”); (ii) East Rock Capital GP, LLC (the “General Partner”); (iii)  EREF-MP Alpha, LLC (the “Fund”); (iv) D Partners Management, LLC (“D Partners”), (v) Graham Duncan (“Mr. Duncan”) and (vi) Adam Shapiro (“Mr. Shapiro”).  The persons and entities referred to in clauses (i)-(vi) hereof are collectively referred to herein as the “Reporting Persons.”

(a)	Amount Beneficially Owned***
	East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0 0 0 0 0 0

(b)	Percent of Class
	East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0% 0% 0% 0% 0% 0%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
		East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0 0 0 0 0 0
	(ii)	shared power to vote or to direct the vote
		East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0 0 0 0 0 0
	(iii)	sole power to dispose or to direct the disposition of
		East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0 0 0 0 0 0
	(iv)	shared power to dispose or to direct the disposition of
		East Rock Capital, LLC East Rock Capital GP, LLC EREF-MP Alpha, LLC D Partners Management, LLC Graham Duncan Adam Shapiro	0 0 0 0 0 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on July 2, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 15, 2016	EAST ROCK CAPITAL, LLC

By: D Partners Management, LLC
its Managing Member

By: /s/ Graham Duncan
Managing Member

EAST ROCK CAPITAL GP, LLC

By: D Partners Management, LLC
its Managing Member

By: /s/ Graham Duncan
Managing Member

EREF-MP ALPHA, LLC

By: East Rock Endowment Fund, L.P.
its Managing Member

By: East Rock Capital GP, LLC
its General Partner

By: D Partners Management, LLC
its Managing Member

By: /s/ Graham Duncan
Managing Member

D PARTNERS MANAGEMENT, LLC

By: /s/ Graham Duncan
Managing Member

GRAHAM DUNCAN

By: /s/ Graham Duncan
Graham Duncan, Individually

ADAM SHAPIRO

By: /s/ Adam Shapiro
Adam Shapiro, Individually